UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                           AMENDMENT NO. 18


       Southwest Royalties Institutional Income Fund VII-B, L.P.
                           (Name of Issuer)


                     Limited Partnership Interests
                    (Title of Class of Securities)


                            Not Applicable
                            (CUSIP Number)


                            L. Paul Latham
                       Southwest Royalties, Inc.
                       6 Desta Drive, Suite 6500
                       Midland, Texas 79705-5510
                              (432) 682-6324
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                            September 30, 2005
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?





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                       CUSIP No. Not Applicable

 (1) Names of Reporting Persons              Southwest Royalties, Inc.

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          Not Applicable

 (6) Citizenship or Place of
     Organization                            Delaware corporation

Number of Shares/Units Beneficially Owned by Each Reporting Person
With:

 (7) Sole Voting Power                       5,446.5 Units

 (8) Share Voting Power                      None

 (9) Sole Dispositive Power                  5,446.5 Units

(10) Shared Dispositive Power                None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person          5,446.5 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                  Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)                   36.3% of class of
                                             15,000 Units

(14) Type of Reporting Person                CO (Managing General
                                             Partner of Issuer)

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Item 1.   Type of Security:             Limited Partnership
                                        Interests ("Units")

          Name of Issuer:               Southwest Royalties
                                        Institutional Income Fund
                                        VII-B, L.P.

          Address of Issuer's           6 Desta Drive
          Principal Executive           Suite 6500
          Offices:                      Midland, Texas 79705-5510

Item 2(a).Name of Person
          Filing:                       Southwest Royalties, Inc.

Item 2(b).Address of Principal          6 Desta Drive, Suite 6500
          Business Office:              Midland, Texas 79705-5510

Item 2(c).Present Occupation:           Not Applicable

Item 2(d).Criminal Convictions:         None

Item 2(e).Civil Securities Laws
          Injunctions or
          Prohibitions:                 None

Item 2(f).Citizenship:                  Delaware, U.S.A.

Item 3.   Source of Funds:              Working capital of the
                                        Reporting Person.

Item 4.   Purpose of Transactions:

     The Reporting Person satisfied the requirements of the Right of Presentment contained in the Issuer's Agreement of Limited
     Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.


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Item 5.   Interest in Securities

The Reporting Person, which is the Managing General Partner of the Issuer, holds a total of 5,446.5 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 36.3% of the total 15,000 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 32.0% to 36.3% occurred between January 1, 2005 and September 30, 2005 when the Reporting Person purchased an additional 641 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $239.11 to $373.74.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                        Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable


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                               SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: October 5, 2005         By:  /s/ L. Paul Latham
                              ----------------------------------
                              L. Paul Latham, President and
                              Chief Executive Officer,
                              of Southwest Royalties, Inc.
                              the Managing General Partner


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